THIRD AMENDMENT TO THE SUPPLY AND OFFTAKE AGREEMENT

This Third Amendment Agreement (this "**Third Amendment**") is dated and made effective as of the 23rd day of July 2012, and is made between **MACQUARIE ENERGY CANADA LTD.**, a Canadian corporation ("**Macquarie Energy**"), and **NORTH ATLANTIC REFINING LIMITED,** a body corporate, incorporated under the laws of the Province of Newfoundland and Labrador ("**Refiner**"). Macquarie Energy and Refiner are sometimes collectively referred to as the "**Parties**" and individually as a "**Party**."

RECITALS:

A. Reference is made to the Supply and Offtake Agreement dated as of October 11, 2011 (as heretofore or hereafter amended, restated, modified or supplemented, the "**SOA**"), between the Parties to this Third Amendment.

B. The Parties have agreed to amend the list of Annex B Designated Tanks set forth in the SOA.

IT IS AGREED as follows, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged:

AGREEMENTS:

1.1 RECITALS. The foregoing Recitals are hereby made a part of this Third Amendment.

1.2 DEFINITIONS. Capitalized terms used in this Third Amendment and not otherwise defined herein shall have the meanings specified for such terms in the SOA.

1.3 AMENDMENTS TO THE SOA. Annex B "Designated Tanks" is hereby deleted in its entirety and replaced with the Annex B attached hereto.

1.4 REPRESENTATIONS AND WARRANTIES.

1.4.1 Reaffirmation of Rights and Obligations. Subject to Section 1.3, the Parties acknowledge that their rights and obligations under the SOA remain unaffected by this Third Amendment.

1.4.2 Due Authorization. Each Party represents and warrants that its execution, delivery and performance of this Third Amendment has been duly authorised and that this Third Amendment constitutes its legal, valid and binding obligations.

1.4.3 Counterparts. This Third Amendment may be signed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

1.4.4 Notices. Any notice or other communication in respect of this Third Amendment will be governed by the terms of ***Section 12.15*** of the SOA.

1.4.5 Governing Law. This Third Amendment is governed by the laws of the Province of Alberta.

The Parties have caused this Third Amendment to be duly executed as of the day and year first above written.

MACQUARIE ENERGY CANADA LTD.

By: ____________________
Name: Daniel Vizel
Title: Executive Director

By: ____________________
Name: Nicole D. Spaur
Title: Associate Director, Legal Risk Management

NORTH ATLANTIC REFINING LIMITED

By: Yongho, Cho.
Name: Yongho. Cho.
Title: president.

ANNEX B

DESIGNATED TANKS

Tank No.	Tank Contents
	Designated Feedstock Tanks
Tk-101	Crude Oil
Tk-102	Crude Oil
Tk-103	Out of Service
Tk-104	Crude Oil
Tk-105	Crude Oil
Tk-106	Crude Oil
Tk-219	VGO
Tk-528	VGO
Tk-949	Blendstock
Tk-412	Light Straight Run Naptha*
Tk-416	Light Straight Run Naptha*
Tk-525	Low Sulfur Refinery Fuel Oil
Tk-640	Refinery Fuel Oil
Tk-641	Refinery Fuel Oil
	Designated Product Tanks
Tk-410	Reformulated Regular Gasoline Blendstock*
Tk-411	Reformulated Regular Gasoline Blendstock*
Tk-414	Reformulated Regular Gasoline Blendstock*
Tk-415	Reformulated Regular Gasoline Blendstock*
Tk-518	L.S. #2 Fuel Oil (ULSD)
Tk-520	L.S. #2 Fuel Oil (ULSD)
Tk-521	L.S. #2 Fuel Oil (ULSD)
Tk-522	L.S. #2 Fuel Oil (ULSD)
Tk-629	Out of Service
Tk-526	#6 Fuel Oil
Tk-632	#6 Fuel Oil
Tk-631	#6 Fuel Oil/Bunkers
Tk-630	#6 Fuel Oil

* This annex reflects the designated tanks in their current use; however, Tk-410, Tk-411, Tk-412, Tk-413, Tk-414, Tk-415, Tk-416, and Tk-417 may be used for Reformulated Regular Gasoline Blendstock, Conventional Gasoline or Light Straight Run Naptha subject to Refiner's operational requirements. To the extent one of the foregoing tanks is used for Light Straight Run Naptha, it shall be a Designated Feedstock Tank, and to the extent it is used for Reformulated Regular Gasoline Blendstock, it shall be deemed a Designated Product Tank.